SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)   Name of company
     Cambridge Antibody Technology

2)   Name of director
     David Chiswell


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest as in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) as in 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) as in 2 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. Exercise of 166,116 share options and sale of 85,702 shares of that 166,116 shares granted under the Executive Scheme and Company Share Option Plan.

7)   Number of shares/amount of stock acquired
     166,116

8)   Percentage of issued class
     0.47%

9)   Number of shares/amount of stock disposed
     85,702

10)  Percentage of issued class
     0.24%

11)  Class of security
     Ordinary 10p shares

12)  Price per share
     (pound)15.40

13)  Date of transaction
     15 March 2002

14)  Date company informed
     15 March 2002

15)  Total holding following this notification
     522,396

16)  Total percentage holding of issued class following this notification
     1.47%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

18)  Period during which or date on which exercisable

19)  Total amount paid (if any) for grant of the option

20)  Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23)  Any additional information

24)  Name of contact and telephone number for queries
     Diane Mellett 01763 263233

25) Name and signature of authorized company official responsible for making this notification Diane Mellett Company Secretary

     Date of Notification 18 March 2002

                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)   Name of company
     Cambridge Antibody Technology

2)   Name of director
     Peter Garland

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     (i)    Peter Garland

     (ii)   Ann Garland

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     a)     Peter Garland

     b)     Ann Garland

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     (i)    As in 2 above

     (ii)   Spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     (i)    Transfer of 1,375 shares to adult child.

     (ii)   Transfer of 1,375 shares to adult child.

7)   Number of shares/amount of stock acquired
     Nil

8)   Percentage of issued class
     Nil

9)   Number of shares/amount
     of stock disposed

     (i)   1,375

     (ii)  1,375

10)  Percentage of issued class

     (i)   0.004%

     (ii)  0.004%

11)  Class of security
     Ordinary 10p shares

12)  Price per share

13)  Date of transaction
     15 March 2002

14)  Date company informed
     15 March 2002

15)  Total holding following this notification
     39,075

16)  Total percentage holding of issued class following this notification
     0.11%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

18)  Period during which or date on which exercisable

19)  Total amount paid (if any) for grant of the option

20)  Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23)  Any additional information

24)  Name of contact and telephone number for queries
     Diane Mellett 01763 263233

25) Name and signature of authorized company official responsible for making this notification
     Diane Mellett Company Secretary

     Date of Notification 18 March 2002